Exhibit 1

RECENT DEVELOPMENTS

THE FEDERATIVE REPUBLIC OF BRAZIL

Employment and Labor

Wages

The budgetary guidelines for 2020, sent to Congress on April 15, 2019, have the minimum wage being adjusted in accordance with the National Consumer Price Index (INPC), based on the preceding 12-month period. The Brazilian constitution (the “Constitution”) provides for the mandatory adjustment of the minimum wage to enable basic acquisition power. On August 30, 2019, the budgetary bill for 2020 was sent to Congress for approval.

THE BRAZILIAN ECONOMY

Prices

The rate of increase in the IPCA decreased from 0.19% in July 2019 to 0.11% in August 2019. With respect to the 12-month period ended on August 31, 2019, the index increased to 3.43%, 0.21 percentage points over the rate of 3.22% registered in the 12 immediately previous months.

In September 2019, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or “COPOM”) reduced the Selic interest rate to 5.5% per annum. COPOM forecasts IPCA inflation of 3.3% in 2019 and 3.6% in 2020. This forecast assumes a path (i) for the Selic interest rate that ends 2019 at 5.0% per annum and remains stable at this level until the end of 2020, and (ii) for the Brazilian Real-U.S. Dollar exchange rate that ends 2019 at R$/3.9 and remains at that level until the end of 2020. In a scenario with a stable Selic interest rate, at 6.0% per annum, and a stable Brazilian Real-U.S. Dollar exchange rate at R$/US$4.05, the IPCA inflation projection stands at around 3.4% for 2019 and 3.6% for 2020.

Principal Sectors of the Economy

Mining, Oil and Gas

On September 3, 2019, the Senate approved an amendment to the Constitution to allow Federal Government proceeds received under the Petrobras Transfer of Rights Agreement to be shared with (i) municipalities (15% of the total amount) and (ii) oil producing states (3% of the total amount).

FINANCIAL SYSTEM

Financial Institutions

BNDES

As of August 2019, the TLP (Taxa de Longo Prazo) was 5.68% per annum.

Foreign Exchange Rate

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$4.10 to US$1.00 (sell side) on September 18, 2019.

BALANCE OF PAYMENTS

The balance of payments records a country’s economic transactions with the rest of the world over a one-year period.

On September 23, 2019, the Central Bank announced an adjustment to the calculation of balance of payments, with the purpose of more accurately reflecting information (i) on export revenues not otherwise covered by FX derivatives or other similar instruments, used in transactions with non-resident Brazilian entities or individuals; and (ii) early re-payments on imported or exported goods transactions. The following table sets forth updated information regarding Brazil’s balance of payments for each of the periods indicated. All references to balance of payments should take the updated figures below into consideration.

Table No. 1

Balance of Payments (1)

In Millions of U.S. Dollars-

	2015	2016	2017	2018
Current Account	-54,472	-24,230	-15,015	-21,946
Balance on Goods	17,655	44,635	63,960	53,047
Exports	190,077	184,315	218,069	239,537
Imports	172,422	139,680	154,109	186,490
Services	-36,916	-30,447	-37,927	-35,734
Primary Income Balance	-37,963	-41,544	-43,170	-39,231
Secondary Income Balance	2,751	3,126	2,123	-28
Capital Account (2)	461	274	379	440
Financial Account	-56,152	-15,713	-9,926	-25,708
Direct Investment	-61,604	-59,601	-47,545	-62,122
Net acquisition of financial assets	3,134	14,694	21,341	14,695
Net incurrence of liabilities	64,738	74,295	68,885	76,817
Portfolio Investments	-17,839	20,033	17,724	9,429
Net acquisition of financial assets	-3,569	-599	12,371	458
Net incurrence of liabilities	14,270	-20,632	-5,353	-8,971
Financial derivatives and employee stock options	3,450	-969	705	2,754
Other Investments	18,272	15,586	14,097	21,303
Net acquisition of financial assets	26,599	17,588	-1,654	9,990
Net incurrence of liabilities	8,326	2,002	-15,750	-11,313
Reserve Assets	1,569	9,237	5,093	2,928
Net Errors and Omissions	-2,141	8,243	4,709	4,202

Note: Numbers may not total due to rounding.

(1)	Figures calculated in accordance with methodology set forth in the International Monetary Fund—Balance of Payments and International Investment Position Manual—Sixth Edition (IMF BPM6).
(2)	Includes migrant transfers.

Source: Central Bank

Current Account

Balance of Goods

The following table provides information on the principal foreign trade indicators for the periods specified.

Table No. 2

Principal Foreign Trade Indicators

2018
Exports
$ in millions	239,537
% change (1)	9.8%
% of GDP	12.8%
1,000 tons	705,994
% change (3)	2.0%
Imports
$ in millions	186,490
% change (1)	21.0%
% of GDP	9.9%
1,000 tons	151,408
% change (2)	2.3%
Exports/Imports (3)	-1.3
Trade Balance
$ in millions	53,047
% change (1)	-17.0%
% of GDP	2.8%
GDP ($ in millions)	1,867,910

Note: Numbers may not total due to rounding.

(1)	Percentage change from previous year.
(2)	Percentage change in volume, by weight.
(3)	Exports divided by imports.

Source: Central Bank and Ministry of Industry, Foreign Trade and Services (Ministério da Indústria, Comércio Exterior e Serviços)

As of July 31, 2019, the current account registered a deficit of US$31.33 billion (1.7% of GDP) for the preceding 12-month period. For the same period, the capital account registered a surplus of approximately U.S.$364.2 million and foreign direct investment was U.S.$72.17 billion (3.91% of GDP).

PUBLIC FINANCE

General

Fiscal Balance

In July 2019, the consolidated public sector registered a primary deficit of R$2.76 billion. For the 12-month period ended July 31, 2019, the accumulated balance registered a deficit of R$98.94 billion (1.41% of GDP).

In July 2019, the Brazilian Social Security System registered a deficit of R$16.1 billion, 7.3% higher (in real terms) than the Social Security System deficit registered in July 2018. For the 12-month period ended July 31, 2019, the deficit in Brazil’s Social Security System totaled R$204.0 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended on July 31, 2019 reached R$200.7 billion.

2019 Budget

The 2019 Budget contemplated the primary balance of the Central Government at R$-139 billion.

The following table sets forth the Public Sector Borrowing Requirements for the year ending on December 31, 2016, and restates Table No. 31 of the annual report.

Table No. 3

Public Sector Borrowing Requirements(1)

In Billions of Reais (R$), except percentages(2)

	2014		2015		2016		2017		2018
	R$	% of GDP	R$	% of GDP	R$	% of GDP	R$	% of GDP	R$	% of GDP
Overall	343.9	6.0%	613.0	10.2%	562.8	9.0%	511.4	7.8%	487.4	7.1%
Central Government	271.5	4.7%	513.9	8.6%	477.8	7.6%	459.3	7.0%	426.5	6.2%
Federal Government (2)	294.2	5.1%	544.2	9.1%	481.7	7.7%	503.9	7.7%	500.9	7.3%
Central Bank	(22.7)	(0.4)%	(30.3)	(0.5)%	(3.9)	(0.1)%	(44.5)	(0.7)%	(74.4)	(1.1)%
Regional Governments	64.7	1.1%	89.1	1.5%	78.4	1.3%	46.8	0.7%	59.4	0.9%
Public Enterprises (3)	7.7	0.1%	10.0	0.2%	6.6	0.1%	5.2	0.1%	1.6	0.0%
Nominal interest	311.4	5.4%	501.8	8.4%	407.0	6.5%	400.8	6.1%	379.2	5.6%
Central Government	251.1	4.3%	397.2	6.6%	318.4	5.1%	340.9	5.2%	310.3	4.5%
Federal Government (2)	273.9	4.7%	428.2	7.1%	323.2	5.2%	386.2	5.9%	385.4	5.6%
Central Bank	(22.8)	(0.4)%	(31.0)	(0.5)%	(4.9)	(0.1)%	(45.3)	(0.7)%	(75.1)	(1.1)%
Regional Governments	56.9	1.0%	98.8	1.6%	83.1	1.3%	54.3	0.8%	62.9	0.9%
Public enterprises (3)	3.4	0.1%	5.8	0.1%	5.6	0.1%	5.6	0.1%	6.0	0.1%
Primary	32.5	0.6%	111.2	1.9%	155.8	2.5%	110.6	1.7%	108.3	1.6%
Central Government	20.5	0.4%	116.7	1.9%	159.5	2.5%	118.4	1.8%	116.2	1.7%
Federal Government	(36.3)	(0.6)%	30.1	0.5%	8.8	0.1%	(64.8)	(1.0)%	(79.7)	(1.2)%
Central Bank	0.1	0.0%	0.7	0.0%	1.0	0.0%	0.8	0.0%	0.7	0.0%
Social Security	56.7	1.0%	85.8	1.4%	149.7	2.4%	182.4	2.8%	195.2	2.9%
Regional Governments	7.8	0.1%	(9.7)	(0.2)%	(4.7)	(0.1)%	(7.5)	(0.1)%	(3.5)	(0.1)%
Public Enterprises (3)	4.3	0.1%	4.3	0.1%	1.0	0.0%	(0.4)	0.0%	(4.4)	(0.1)%
GDP	5,779.0	—	5,995.8	—	6,267.2	—	6,553.8	—	6,827.6	—

Note: Numbers may not total due to rounding.

(1)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by negative numbers and deficits are represented by positive numbers.

(2)	Percentages of GDP.
(3)	Includes Social Security System.
(4)	Excludes Petrobras and Eletrobras.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of July 31, 2019, Public Sector Net Debt was R$3,913.7 billion (55.78% of GDP) compared to R$3,503.52 billion (52.28% of GDP) as of July 31, 2018.

General Government Gross Debt

As of July 31, 2019, General Government Gross Debt was R$5,540.96 billion (78.97% of GDP) compared to R$5,186.54 billion (77.39% of GDP) as of July 31, 2018.

Federal Public Debt

The Annual Borrowing Plan for 2019 set the minimum exchange rate limit at 3.0 and the maximum at 7.0. The average maturity maximum for 2019 was set at 4.1.

External Public Debt

Securities Offerings in 2019

On March 28, 2019, the Federal Government issued US$1.5 billion of its 4.500% Global Notes due 2029, which bear interest at 4.500% paid semi-annually every May and November, until maturity in May 2029.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of August 31, 2019, the Federal Government paid a total of R$5.25 billion in liabilities incurred by (i) the State of Rio de Janeiro (R$2.27 billion), under the Special Recovery Regime, (ii) the State of Minas Gerais (R$2.46 billion), given a recent STF decision that prevents the Federal Government from recovering against the State of Minas Gerais for any amounts paid, (iii) the State of Goiás (R$455.3 million) and (iv) the State of Rio Grande do Norte (R$60.1 million).